LATIN AMERICAN TELECOMMUNICATIONS
VENTURE COMPANY – LATVCO
1981 Marcus Avenue #C129
Lake Success, NY 11042

May 5, 2008

U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:           Latin American Telecommunications Venture Company – LATVCO.
Form 10-KSB for the Fiscal Year Ended
December 31, 2007
File No. 33-55254-40

Gentlemen:

In connection with the filing of Form 8-K as requested per your letter of April 7, 2008, the Company acknowledges the following:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ David Bakhshi
Chief Executive Officer